SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2005

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

News Release	February 3, 2005 at 9.00 GMT

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso’s Board proposals to the Annual General Meeting

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso’s Board has in its meeting decided to propose the following to the Annual General Meeting to be held in Helsinki on Tuesday 22 March 2005.

Matters to be resolved by the AGM pursuant to Article 14 of the Articles of Association of the Company.

Appointment of Nomination Committee

Shareholders representing more than 50 per cent of the votes in the Company have proposed that the Annual General Meeting appoint a Nomination Committee to prepare proposals concerning (a) the number of members of the Board of Directors, (b) the members of the Board of Directors, (c) the remuneration for the Chairman, Vice Chairman and members of the Board of Directors and (d) the remuneration for the Chairman and members of the committees of the Board of Directors. The Nomination Committee would consist of four members:

- the Chairman of the Board of Directors

- the Vice Chairman of the Board of Directors

- two members appointed by the two largest shareholders (one each) according to the register of shareholders on 1 October 2005.

The Chairman of the Board of Directors would convene the Nomination Committee and before 31 January 2006 the Nomination Committee would present its proposals for the Annual General Meeting to be held in 2006.

A proposal by the Board of Directors to reduce the registered share capital of the Company through the cancellation of shares in the Company held by the same.

The share capital shall be reduced by not more than EUR 70 890 000 through the cancellation of not more than 9 000 000 Series A shares held by the Company and not more than 32 700 000 Series R shares held by the Company. The shares proposed to be cancelled have been repurchased by the Company on the basis of its established programme for the repurchase of its own shares. The exact number of the shares of each series to be cancelled shall be determined by the AGM.

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso sales totalled EUR 12.2 billion in 2003. The Group has some 44 000 employees in more than 40 countries in five continents and about 15.7 million tonnes of paper and board annual production capacity and 7.4 million m3 of sawn wood products, including 2.8 million m3 of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj

Business ID 1039050-8

2(5)

A proposal by the Board of Directors to authorise the Board of Directors to repurchase shares in the Company.

The Board of Directors shall be authorised to use the distributable equity of the Company to repurchase shares in the Company provided that the number of Series A shares and Series R shares to be repurchased shall be proportionate to the total number of issued and existing Series A and Series R shares. Further, the number of repurchased Series A shares shall not be more than five (5) per cent of the total number of Series A shares in the Company at the time of the AGM and the total number of repurchased Series R shares not more than five (5) per cent of the total number of Series R shares in the Company at the time of the AGM. Finally, shares in the Company shall not be repurchased by the same if the repurchase would lead to the total accounting par value of the shares in the Company held by the same or its subsidiaries, or the voting power of such shares after the repurchase, exceeding five (5) per cent of the share capital of the Company or the total voting power of all shares issued by the Company and existing at the time. On the basis of the registered share capital of the Company and the number of issued shares on 2 February 2005, the authorisation would entitle the Company to repurchase approximately 8 500 000 Series A and approximately 31 000 000 Series R shares. The exact maximum number of shares of each series that can be repurchased on the basis of the authorisation will be determined by the AGM.

If the Finnish Companies Act is amended in accordance with plans announced by the Finnish Ministry of Justice whereby the maximum number of own shares that a public limited liability company may repurchase will be increased from the current five (5) per cent to ten (10) per cent in the year 2005, the maximum number of shares to be repurchased under the proposed authorisation shall be increased accordingly without a separate resolution by a Shareholders’ Meeting as from the date of the entering into force of the amended Companies Act. In such situation the number of repurchased Series A shares shall not be more than ten (10) per cent of the total number of Series A shares in the Company at the time of the AGM and the total number of repurchased Series R shares not more than ten (10) per cent of the total number of Series R shares in the Company at the time of the AGM. Shares in the Company shall not be repurchased by the same if the repurchase would lead to the total accounting par value of the shares in the Company held by the same or its subsidiaries, or of the voting power of such shares after the repurchase, exceeding ten (10) per cent of the share capital of the Company or the total voting power of all shares issued by the Company and existing at the time. Finally, the authorisation would also be limited by any other restrictions set out in the amended Companies Act for the repurchase of own shares on the basis of a Board authorisation. On the basis of the registered share capital of the Company and the number of issued shares on 2 February 2005, the authorisation would after the amendment of the Companies Act entitle the Company to repurchase approximately 17 000 000 Series A and approximately 62 000 000 Series R shares. The exact maximum number of shares of each series that can be repurchased on the basis of the authorisation after the amendment of the Companies Act would be determined by the AGM. In all other respects the terms of the authorisation would remain unchanged after the amendment of the Companies Act.

Shares cannot be repurchased by the Company other than in public trading and at the price prevailing at the time of the repurchase in such public trading.

Stora Enso Oyj

Business ID 1039050-8

3(5)

Shares can be repurchased for the purpose of developing the capital structure of the Company, to be used in the financing of corporate acquisitions and other transactions or for the purpose of being sold or otherwise transferred or cancelled. The cancellation of shares requires a separate resolution by a Shareholders’ Meeting to reduce the share capital of the Company.

The Board of Directors shall be authorised to decide on other terms and conditions relating to the repurchase of its own shares.

The authorisation shall be valid up to and including 21 March 2006.

A proposal by the Board of Directors to authorise the Board of Directors to dispose of shares in the Company held by the same.

The Board of Directors shall be authorised to dispose of Series A and Series R shares in the Company held by the same up to a maximum number of shares corresponding to the maximum numbers set forth above with respect to the authorisation to repurchase the Company’s own shares.

It is proposed that the Board of Directors shall be authorised to decide to whom and in which manner to dispose of the shares in the Company. The shares could be disposed of by derogation from the pre-emptive rights of the existing shareholders, as consideration in possible corporate acquisitions or other arrangements and also be sold in public trading.

The Board of Directors shall be authorised to decide on the sales price or other consideration for the shares as well as on the basis for the determination of such consideration and the shares can be disposed of for other consideration than cash.

The Board of Directors shall be authorised to decide on all other terms and conditions of the disposal.

The authorisation shall be valid up to and including 21 March 2006.

A proposal by the shareholders Matti Liimatainen and Annina Käppi.

Shareholders Liimatainen and Käppi propose that:

- in its wood procurement in Finland Stora Enso Oyj commits itself to socially, ecologically and economically sustainable principles by specifying in its purchases from the Finnish state enterprise Metsähallitus that wood shall not be procured from specific restricted forest areas in the Lapp people’s native locality in Inari that are considered especially valuable for reindeer herding as reindeer grazing forest areas.

- Stora Enso continues its normal wood procurement from privately-owned forests in the Inari area and from Metsähallitus’s areas other than the restricted reindeer grazing forest areas marked on the maps by Inari reindeer herding co-operatives.

Stora Enso Oyj

Business ID 1039050-8

4(5)

Board composition and auditors

Shareholders representing more than 50 per cent of the votes in the Company have confirmed that they will propose to the AGM that the Board of Directors shall have 10 members and that of the present members Lee A. Chaden, Claes Dahlbäck, Harald Einsmann, Jukka Härmälä, Ilkka Niemi, Jan Sjöqvist and Marcus Wallenberg be re-elected to continue in their office and Gunnar Brock, Birgitta Kantola and Matti Vuoria be elected as new members until the end of the following AGM.

The above-mentioned shareholders have further confirmed that they will propose to the AGM that Authorised Public Accountants PricewaterhouseCoopers Oy be elected to act as an auditor of the Company until the end of the following AGM.

Dividend

The Board of Directors has decided to propose to the AGM the distribution by the Company of a dividend for the year 2004 in an amount of EUR 0.45 per share. The Board of Directors has determined that the dividend record date is 29 March 2005. The Board of Directors proposes to the AGM that the dividend payment is issued by the Company on 8 April 2005.

For further information in AGM matters, please contact:

Jyrki Kurkinen, General Counsel, tel. +358 2046 21217

Johan Feldreich, Deputy General Counsel, tel. +46 23 78 21 32

The AGM will be held on Tuesday 22 March 2005 at 4 p.m. (Finnish time) at Finlandia Hall, Mannerheimintie 13 e, Helsinki, Finland. The AGM will be conducted in the Finnish language. In the meeting room simultaneous translation will be available into the Swedish, English and, when relevant, Finnish languages. The AGM will be webcast live at www.storaenso.com/investors.

Stora Enso Oyj

Business ID 1039050-8

5(5)

Appendix

Gunnar Brock, born 1950, President and CEO of Atlas Copco Group, has extensive international experience from top management positions in large leading corporations. He has been President and CEO of Tetra Pak Group where he also held various international positions, President and CEO of Alfa Laval Group and CEO of Thule International. He is a member of the Board of OMX and Lego AS, and a member of the Royal Swedish Academy of Engineering Sciences (IVA). He has a Master of Science degree in Economics and Business Administration from the Stockholm School of Economics.

Birgitta Kantola, born 1948, Partner of Birka Consulting Ab, Helsinki, has extensive experience of several top management positions within finance. She has held executive positions, including CFO both at International Finance Corporation (IFC), Washington DC and Nordic Investment Bank (NIB), Helsinki. She started her career in finance at IMF, Washington DC and Kansallis-Osake-Pankki (a Finnish predecessor of Nordea Bank). Currently she is a member of the Board of Varma Mutual Pension Insurance Company, Nordea Bank, Fortum Corporation, Vasakronan AB and Akademiska Hus AB. She has a degree from Vasa Commercial College and a Master of Laws degree from the University of Helsinki, and has completed a Harvard University Executive Development Program.

Matti Vuoria, born 1951, is President and CEO of Varma Mutual Pension Insurance Company. He was previously full-time Chairman of Fortum Corporation, a leading energy company in the Nordic area including the Baltic Rim. He has held several positions at the Finnish Ministry of Trade and Industry and is currently Vice Chairman of the Board of Danisco A/S and a member of the Board of Nokian Tyres plc and Sampo plc. He has a Master of Laws degree from the University of Turku and a Bachelor of Arts degree from the University of Oulu.

Krister Ahlström, Björn Hägglund, Barbara Kux and Paavo Pitkänen are not seeking re-election.

For further information, please contact:

Claes Dahlbäck, Chairman, tel. +46 8 614 2013

Jukka Härmälä, CEO, tel. +358 2046 21404

www.storaenso.com

www.storaenso.com/investors

An image bank of pictures that may be freely used to illustrate articles about Stora Enso is available at http://bmt.storaenso.com/servlet/Piccolo/index.html?action=go&g=699 Please, copy and paste the link into your web browser.

Stora Enso Oyj

Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 4, 2005	STORA ENSO CORPORATION

	By:	/s/ Esko Mäkeläinen
Esko Mäkeläinen
Senior Executive Vice President,
Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel